

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Brent Reynolds
Chief Executive Officer
NRI Real Token Inc.
1340 South Dixie Highway, Suite 612
Coral Gables, Florida 33146

>   **Re: NRI Real Token Inc.**
>   **Amended Registration Statement on Form 10**
>   **Filed May 19, 2022**
>   **File No. 000-56395**

Dear Mr. Reynolds:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

Amended Registration Statement on Form 10

General

1. Refer to your response to comment 2. Given that you are now registering the class of Security Tokens on this registration statement, please revise throughout to make clear that the Security Tokens and your common stock are two separate classes of securities. In this regard, it does not appear appropriate to characterize the Security Tokens as representations of your common stock. Please revise accordingly and remove references to "untokenized" common stock. Also confirm that you will amend your articles of incorporation to designate the Security Tokens as a separate class of securities.

2. Given that you are registering the Security Tokens as a separate class, disclose the extent to which Security Tokens are exchangeable for common stock and shares of common stock are exchangeable for Security Tokens. If so, describe the procedures for exchanges

in the Description of the Security Tokens section.

Ownership Structure, page 3

3.   We note your response to prior comment 3; however, you do not appear to have provided any legal analysis as to why the general partnership interest is not a security; therefore, we reissue the comment. We note your responses to comments 4 and 6 in our letter dated March 18, 2022. You indicate that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 and that you intend to qualify as a REIT for federal tax purposes beginning with the taxable year ended December 31, 2022; however, you also indicate that the Sponsor General Partner will have the primary authority to manage and conduct the business of NRI Real Token LP, the Operating Partnership. Given the extent of the managerial powers held by the Sponsor General Partner, please provide us with your legal analysis explaining how you concluded that your general partnership interest in the Operating Partnership should not be characterized as a security, such that you would qualify as a REIT under Section 856(c)(4) of the Code, or revise your disclosures regarding expected tax status accordingly.

Risk Factors, page 6

4.   We are considering your response to prior comment 4 and may have further comment.

Loss of private key(s), custodial error or investor error may cause the loss of Security Tokens, page 19

5.   Refer to your response to comment 7. Please discuss the risk of loss of Security Tokens in separate subsections, one addressing risks to token holders during the reissuance process and one addressing risks to token holders if a prior transfer was not properly recorded on the transfer agent's records (*i.e.,* the token is reissued to the holder of record who no longer holds the token).

Description of Registrant's Securities to be Registered
Description of the Security Tokens, page 58

6.   Given that you are registering the Security Tokens as a separate class, please disclose the economic, governance, voting rights, and other rights and privileges held by the holders of the Security Tokens and highlight the key differences between the rights and privileges of Security Tokens and common stock.

Security Token Technology, page 58

7.   Refer to your response to comment 11. Please explain why you have qualified the third sentence of the second paragraph on page 59 by "[w]ith respect to the Company. . . ."

Anticipated ATS for the Security Tokens, ATS fees, and transferability of the Security Tokens, page 59

8. Please describe how you will maintain compliance with applicable securities regulations concerning the issuance and secondary trading of the Security Tokens.

Description of Security Tokens
Anticipated ATS for the Security Tokens, ATS fees and transferability of the Security Tokens, page 59

9. We note your disclosure that the company intends to facilitate the trading of the Security Tokens on the Templum Markets ATS. Please tell us what activities the company will engage in to facilitate the trading of the security tokens, and clarify whether the company will earn or incur any fees related to these activities.

Procedures for Obtaining Securitiy Tokens
Election to hold Security Tokens, Custodian and Digital Wallets and ATS Trading Process, page 60

10. Refer to your response to comment 6. Please describe the scope of your onboarding diligence, the extent to which AML and KYC processes are outsourced, the third parties that conduct AML and KYC, and any limitation of liability or indemnification agreements you have with third parties.

Process for private secondary sales, page 60

11. Please tell us if it is possible that a scenario could arise whereby you could end up being a custodian for your Security Tokens. If so, please tell us how you have considered the guidance in SAB 121.

12. We note your disclosure that the Company expects to sign an agreement to engage Bitgo as the Company's designated custodian. Please tell us whether you expect to earn or pay any fees, either up front or on an ongoing basis, related to this arrangement.

13. Refer to your response to comment 17. Please clarify how the Transfer Agent will prevent transfers of Security Tokens from one wallet to another compatible wallet for sales that were not matched on an ATS. Additionally, to the extent that holders of Security Tokens can engage in secondary sales that are not on an ATS, describe the procedures to effect those sales, including how the Transfer Agent records the transfer, the material features of the Transfer Agent's whitelisting procedures and AML/KYC procedures, and the role of custodians in transfers of Security Tokens effectuated other than on an ATS.

Discrepancies Between the Blockchain and the Transfer Agent's Book-Entry, page 61

14. Refer to your response to comment 15. Please describe in greater detail the process to

remedy discrepancies in the event a transfer has not been entered in the Transfer Agent's records. Also describe the process to remedy discrepancies between the Transfer Agent's distributed ledger and the Transfer Agent's book-entry record and clarify which record controls.

Transfer Restrictions, page 61

15. Refer to your response to comment 16. Please describe the procedures to remove restrictions on transfer and clarify whether this process is initiated by the transfer agent or the token holder.

Audited Financial Statements for the Years Ended December 31, 2021 and 2020
1. Summary of Significant Accounting Policies
Organization, page F-7

16. We have reviewed your response to our prior comment 18. Please expand on your conclusion that the acquisition of 1350 S Dixie Holdings LLC should be accounted for as a reorganization of entities under common control in accordance with ASC 805-50-15. In your response, please address the following:
   • Tell us whether your transaction is consistent with any of the examples discussed in ASC Topic 805-50-15-6(a) through 805-50-15-6(g).
   • Given their prior 80% ownership 1350 S Dixie Holdings LLC, explain to us how you determined 54M 1350 S Dixie Hwy LLC did not have a controlling interest prior to the transaction. Please include a discussion of all the material rights held by 54M 1350 S Dixie Hwy LLC prior to the acquisition.
   • It appears that your analysis relies on Messrs. Nolan, Reynolds and O'Neil representing a common control group prior to and after the transaction. Please explain to us how you determined these three individuals should be considered a control group. Alternatively, tell us whether any single individual had control of the property both prior to and after the transaction.

17. We have reviewed your response to comment 19, and note your analysis and conclusion that the Operating Partnership is a VIE. Please provide us with a detailed analysis supporting your conclusion that you are the primary beneficiary of Operating Partnership in accordance with ASC 810. Please cite the specific accounting literature you relied upon in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Brent Reynolds
NRI Real Token Inc.
June 28, 2022
Page 5

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                                       Sincerely,

                                                       Division of Corporation Finance
                                                       Office of Real Estate & Construction

cc: Paul Berkowitz, Esq.